Contact:   Dr. Bjorn Nordenvall
                                        Chairman and CEO
                                        OXiGENE, Inc. Phone: 212-421-0001
                                        OXiGENE Europe AB - Phone: 46-46-168860

For Immediate Release:

                      OXiGENE ANNOUNCES APPOINTMENT OF CFO

New York, NY and Lund, Sweden, - August 13, 1996 - OXiGENE, Inc. (Nasdaq: OXGN) today announced that Bo A. Haglund will join the Company as Chief Financial Officer, effective August 19, 1996. Mr. Haglund, who will be responsible for the Company's financial activities as well as investor relations, will be based in Sweden.

Prior to joining OXiGENE, Mr. Haglund was responsible for the London operations of D. Carnegie AB, one of Sweden's leading investment bankers, focusing on the marketing of Nordic and emerging market stock to UK clients. Mr. Haglund joined Carnegie as CFO of its Swedish operations, mainly active in stock brokerage, corporate finance and asset management.

"I have followed OXiGENE closely and with great interest now for a couple of years, so when Dr. Bjorn Nordenvall, OXiGENE's CEO, asked me to join the Company as CFO, I did not hesitate to accept the offer" said Mr. Haglund. "I believe I can contribute significantly to OXiGENE's future development, especially when it comes to international business activities. I have worked in various capacities in different kinds of businesses, not only in the US and Europe, but also in the Far East and the Middle East and Africa. I think this experience will be useful now that we start making preparations for OXiGENE's commercial phase. I look forward to working together with the rest of OXiGENE's staff. They are a highly motivated and professional team."

OXiGENE is engaged in the design and development of drugs within the Company's core technology, the cellular DNA repair mechanism. Particularly, the Company's research and clinical trials focus on enhancing the clinical efficacy of radiation and chemotherapy in cancer treatment. OXiGENE is also engaged in the development of DNA repair measurement technology and compounds that may stimulate normal cell DNA repair.